SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2010

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: 2011 Financial and provisional dividend calendar

11 November 2010

Aviva plc - Financial Calendar for 2011

Aviva plc announces the following dates for 2011:

Announcement of full-year 2010 results including

fourth quarter life new business sales                                                    3 March 2011

First Quarter Interim Management Statement                                        17 May 2011

Announcement of unaudited six months' interim results                     4 August 2011

Third Quarter Interim Management Statement                                     3 November 2011

Aviva plc - Provisional Dividend Details

Please note that the dates below are provisional and may be subject to change.

Ordinary Shares of 25 pence each

Final Dividend for 2010
Ex-Dividend date	23 March 2011
Record date	25 March 2011
Dividend payment date	17 May 2011

Interim Dividend for 2011
Ex-Dividend date	21 September 2011
Record date	23 September 2011
Dividend payment date	17 November 2011

Preference Shares

8 3/8 % pref. shares - Payment 1
Ex dividend date	02 February 2011
Record Date	04 February 2011
1st Payment Date	31 March 2011

8 ¾ % pref. shares - Payment 1
Ex dividend date	04 May 2011
Record Date	06 May 2011
1st Payment Date	30 June 2011

8 3/8 % pref. shares - Payment 2
Ex dividend date	10 August 2011
Record Date	12 August 2011
2nd Payment Date	30 September 2011

8 ¾ % pref. shares - Payment 2
Ex dividend date	09 November 2011
Record Date	11 November 2011
2nd Payment Date	31 December 2011

Enquiries:

Kirstine A Cooper -Group General Counsel
Tel:  020 7662 6646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 November, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary